FEB 29 2012

Washington, DC

12014663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LONGEVITY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7941 Ravenna Road
(No. and Street)

Hudson	OH	44236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Randall Nye (330) 650-6360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A	Elyria	OH	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, J. Randall Nye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longevity Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ZACHARY J. THARP
Notary Public, State of Ohio
My Comm. Expires Oct. 16, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONGEVITY CAPITAL, LLC

FORM X-17A-5
PART III

DECEMBER 31, 2011

LONGEVITY CAPITAL, LLC

FORM X-17A-5
PART III

DECEMBER 31, 2011

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

LONGEVITY CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2011

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT

To the Member
of Longevity Capital, LLC
Hudson, Ohio

We have audited the accompanying statement of financial condition of Longevity Capital, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longevity Capital, LLC as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 15 required by rule 17a-5 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 27, 2012

Radachi and Company

LONGEVITY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash (Note 2)	$ 9,017	
Accounts receivable (Note 2)	488	
Prepaid expenses	1,756	
Total assets		$ 11,261

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 2,605
MEMBER'S EQUITY	8,656
	$ 11,261

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

LONGEVITY CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2011

REVENUES - Commissions		$ 72,318
EXPENSES:		
Commissions expense	$ 61,152	
Payroll expenses	39,220	
Dues and subscriptions	644	
Insurance	707	
Legal and accounting	787	
Occupancy, communications, office, and administrative	10,754	
Consulting expense	10,300	
Regulatory fees	2,456	
Taxes	104	
Travel	41	126,165
NET LOSS		$ (53,847)

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

LONGEVITY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2011

BALANCE - Beginning of year	$	54,503
ADDITION - Capital contributions		8,000
DEDUCTION - Net loss		(53,847)
BALANCE - End of year	$	8,656

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

LONGEVITY CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(53,847)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(488)
Prepaids		664
Increase (decrease) in:		
Accounts payable		(1,519)
Accrued expenses		2,605
Net cash used in operating activities		(52,585)
CASH FLOWS FROM FINANCING ACTIVIES:		
Capital contributions		8,000
Net cash provided by financing activities		8,000
DECREASE IN CASH		(44,585)
CASH AND CASH EQUIVALENTS - Beginning of year		53,602
CASH AND CASH EQUIVALENTS - End of year	$	9,017

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	0
Cash paid during the year for income taxes	$	0

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

Note 1. Organization and Nature of Business:

Longevity Capital , LLC (the Company) is an Ohio limited liability company located in Hudson, Ohio. Customers are located in Ohio. The Company is a full service broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD).

Note 2. Summary of Significant Accounting Policies:

A. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

B. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

C. Revenue Recognition:

Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the revenue income is reasonably determinable. Additional revenue consists of commissions derived from the sale of variable annuities, fixed annuities, and mutual funds in which the company obtains selling agreement contracts with various carriers authorizing the company and its registered representatives to offer their products to its clients. Commissions revenue is recorded when the sales are complete and the revenue is reasonably determinable.

D. Income Taxes:

The Company is a single member limited liability company treated as a disregarded entity for income tax purposes and is not subject to income taxes. The taxable income or losses of the Company are included in the member's individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Note 2. Summary of Significant Accounting Policies (Continued):

D. Income Taxes (Continued):

The Company has implemented the provisions of FASB ASC 740, *Income Taxes* (FIN No. 48), that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2011, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files an intangible return in one state jurisdiction and a tax return in a local jurisdiction. As of 2011, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

E. Concentrations of Credit Risk for Cash Held at Banks:

The Company maintains a cash balance at one bank. The account at the bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011, the Company did not have cash deposits in excess of the FDIC coverage on deposit at a single financial institution.

F. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

Note 3. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2011, the Company had an aggregate indebtedness to net capital ratio of .41 to 1. In addition, the Company had net capital of $6,412, which was $1,412 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.28 to 1.

Note 4. Transactions with Related Parties:

The Company has an Affiliate Expense Sharing Agreement with the Nye Financial Group Inc. to pay monthly fees of $372 for rent to Nye Investments LP, $155 for utilities, and $120 plus others billed as used for office expenses, $500 for the Consulting, and billed as worked per month for executive compensation. The Nye Financial Group, Inc. and Nye Investments LP are controlled by the Company's President and Principal.

Payments to Nye Financial Group and Nye Investments for these expenses totaled $9,530 in 2011.

All payments for commission expense were paid to a related party, Eric Nye, and payments for consulting expense totaling $3,748 were paid to a related party, J. Randall Nye.

Note 5. Report Disclosure:

Part III of the Longevity Capital, LLC Focus Report (Form X-17A-5) dated December 31, 2011 to the SEC is available for examination and copying at the principal office of the Company in Hudson, Ohio, and at the Chicago, Illinois regional office of the SEC.

Note 6. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2012, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

LONGEVITY CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

NET CAPITAL

Total Member's Equity	$ 8,656	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 8,656
Deductions and/or Charges:		
Non-allowable assets:		
Prepaids	1,756	
Receivables from customers	488	2,244
Net Capital before Haircuts on Securities Positions		6,412
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities	0	
B. Undue concentration	0	0
Net Capital		$ 6,412
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company Part II unaudited FOCUS report		$ 6,489
Decrease in assets	(54)	
Increase in liabilities	(23)	
Increase in non-allowable assets	0	(77)
Net capital per above		$ 6,412

See Independent Auditor's Report.

LONGEVITY CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 174
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,412
Excess net capital at 1500%	$ 6,238
Excess net capital at 1000%	$ 6,152
Ratio: Aggregate indebtedness to net capital	.41 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	2,605
Total aggregate indebtedness	$ 2,605
Percentage of aggregate indebtedness to net capital	41 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

See Independent Auditor's Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
of Longevity Capital, LLC
Hudson, Ohio

In planning and performing our audit of the financial statements of Longevity Capital, LLC (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012

Radachi and Company